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                                  File No. 70-

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                ------------------------------------------------

                                    FORM U-1


                             APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                              COLUMBIA ENERGY GROUP
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600

                ------------------------------------------------
              (Names of company or companies filing this statement
                  and addresses of principal executive offices)

                              COLUMBIA ENERGY GROUP
                ------------------------------------------------
                (Name of top registered holding company parent of
                          each applicant or declarant)


                           J. W. Trost, Vice President
                    COLUMBIA ENERGY GROUP SERVICE CORPORATION
                            13880 Dulles Corner Lane
                             Herndon, VA 20171-4600
                ------------------------------------------------
                     (Name and address of agent for service)

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         Columbia Energy Group ("Columbia"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), hereby submits for filing this Application-Declaration on Form U-1.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

         (a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reasons why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

         Columbia seeks to expand its authority to invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"). Specifically, Columbia requests that the Commission authorize it to use the net proceeds of current and subsequently authorized financings to acquire the debt and equity securities of EWGs and FUCOs and to enter into guarantee arrangements and to provide other forms of credit support for investments in EWGs and FUCOs, subject to the requirement that Columbia's "aggregate investment" in EWGs and FUCOs not exceed an amount equal to 100% of Columbia's "consolidated retained earnings," as those terms are defined in Rule 53.

         As set forth more fully herein, Columbia will establish that the proposed increase in financing authority for investments in EWGs and FUCOs: (1) will not have a substantial adverse impact upon the financial integrity of the Columbia system, and (2) will not have an adverse impact on any utility subsidiary of Columbia, or its customers, or on the ability of the state commissions to protect such subsidiary or customers. Columbia has requested letters from each of the retail regulators of its distribution subsidiaries indicating that regulator's assent to the proposed transaction.

         Columbia also undertakes not to seek recovery through higher rates to customers of utility subsidiaries to compensate it for any losses or inadequate returns it may sustain from the proposed investments.

         A.       History and Nature of Request

                  Background

         This filing is intended, in the first instance, to enable Columbia to implement its plans to establish a position in the $200 billion U.S. electricity market. Since 1986, Columbia, through its wholly-owned subsidiary Columbia Electric Corporation (formerly known as TriStar Ventures Corporation) ("Columbia Electric"), has been involved in the development, ownership and operation of domestic independent power projects. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 24199 (Sept. 26, 1986) (authorizing activities related to qualifying cogeneration facilities and small power production facilities under the Public Utility Regulatory Policies Act of 1978 ("PURPA")). Columbia Electric has interests in three cogeneration projects that produce


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both electricity and useful thermal energy. These projects are fueled principally by natural gas and have a total capacity of nearly 250 megawatts.(1)

         Columbia Electric has entered into joint development agreements with Westcoast Energy Inc., a nonaffiliate, to develop, own and operate three gas-fired merchant power plants to be located in the Northeast and Mid-Atlantic regions of the United States, and possibly Canada. In total, the three plants are anticipated to provide up to 1000 megawatts of electricity using approximately 160 Mmcf per day of natural gas. The total cost of these projects is estimated to be $600 million to $700 million.

         In addition, in June, 1998, Columbia Electric and LG&E Power Inc. entered into an agreement to develop a 550 megawatt (MW) equivalent natural gas-fired cogeneration project providing electricity and steam for a Reynolds Metals plant in Gregory, Texas ("Project Gregory").(2) The facility, which will also provide electricity to the Texas energy market, is expected to begin commercial operation in the summer of 2000 in the Electric Reliability Council of Texas ("ERCOT") region. The ERCOT region is an approximately 55,000 MW power pool that serves approximately 85% of the electrical load in Texas.

         Columbia Electric has over 2100 additional megawatts under development. The projects under development include the Liberty Electric Project, a 500 MW project in Eddystone, Pennsylvania. Construction on this project is scheduled to begin in 2000. The Grassy Point Energy Project, a planned 550 MW project in Haverstraw, New York, is also under development. Other projects under development include a 550 MW project in southern Maryland and a 500 MW project in the Midwest.

         In view of the projected energy needs into the next century, Columbia believes there are, and will continue to be, significant investment opportunities as states move to restructure the generation business, and economic conditions foster the development of so-called "greenfield" merchant power projects. The demand for new gas-fired power plants is being spurred by a healthy and growing economy, coupled with the fact that very few power plants have been built in the United States in the last 10 years. Load growth has been increasing steadily at an average rate of between 1.5 percent and 2 percent per year. The excess capacity that existed as recently as 10 years ago has been significantly diminished.

         The increased demand will be exacerbated if, as expected, many nuclear power plants are phased out of operation on or before the date that their licenses expire. There will also be increasing environmental pressures to limit emissions from coal and oil-fired plants. Absent a vigorous commitment to construction, many areas face at least the potential for power shortages. The combination of these factors -- the needs created by

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(1)      These projects are qualifying cogeneration facilities or "QFs" under
         PURPA.

(2) Project Gregory is a qualifying cogeneration facility under PURPA. The Commission approved the Project Gregory investment by order dated March 4, 1999. See Columbia Energy Group, Holding Co. Act Release No. 26985.


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economic growth, retirement of nuclear plants and the environmental issues faced by existing coal and oil-fired generation -- suggest that natural gas-fired combined-cycle power plants will dominate the new-plant market for some time to come.

         Columbia Electric's mission is to develop, own and operate state-of-the-art, efficient, electric-power generating facilities that provide reliable, low-cost power. While Columbia's plans, at present, are focused on domestic power projects, it is possible that opportunities may arise in foreign countries as well.

         In December, 1996, the Commission issued an Omnibus Financing Order that, among other things, authorized Columbia to use the proceeds of financing transactions, in an amount equal to 50 percent of Columbia's consolidated retained earnings as determined in accordance with Rule 53(a)(1)(ii) under the Act, for investments in EWGs and FUCOs for which there is recourse, directly or indirectly, to Columbia. The Columbia Gas System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996).

                  Requested Authority

         Columbia requests that the Commission authorize it to use the net proceeds of current and subsequently authorized financings, to invest in, and to enter into guarantee arrangements and to provide other forms of credit support for investments in, EWGs and FUCOs, subject to the requirement that Columbia's "aggregate investment" in EWGs and FUCOs not exceed an amount equal to 100% of Columbia's "consolidated retained earnings," as those terms are defined in Rule
53. The increase in financing and investment authority will provide Columbia the flexibility necessary to respond in a timely fashion to possible investments. Certainty of execution is often important in negotiating for an investment. In addition, lead time for investments varies greatly. Sometimes the process of evaluating and developing projects takes many months or years; other times there may be only a few weeks from the date a company learns of an investment opportunity to the time the deal is completed. Furthermore, confidentiality concerns often exist that make it difficult to seek Commission approval.

         With respect to its request for additional EWG and FUCO financing authority, as demonstrated herein, Columbia satisfies the standards that have been established in earlier decisions. See New Century Energies, Inc., Holding Co. Act. Release No. 26982 Feb. 26, 1999); American Electric Power Company, Holding Co. Act Release No. 26864 (April 27, 1998); Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998); GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Central and South West Corp., Holding Co. Act Release No. 26653 (Jan. 24. 1997); Southern Company, Holding Co. Act Release No. 26501 (April 1, 1996).

         B.       Capital Allocation and Review Process.


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         Columbia has established comprehensive procedures whereby discretionary capital projects are evaluated for business, financial, regulatory, environmental and legal risks.

                  (1)      The Project Review Process

         Every potential project opportunity is subjected to a series of formal reviews to ensure the project's soundness. The process begins with a consideration of the strategic plans of Columbia and its subsidiary companies (together, the "Group"), which are updated periodically. Any project that is considered must be consistent with these strategic plans. The process helps to ensure that new projects assist Columbia in attaining predetermined business objectives.

         Before any company in the Group makes any investment in a project, an analysis of that opportunity, including the specific country risk, where applicable, is subjected to a series of independent internal and external reviews, both at the subsidiary and Columbia parent levels.

         For all projects, the analysis will include consideration of business, financial, regulatory, environmental and legal risks. Foreign projects will be subject to an additional level of scrutiny concerning the political and economic stability of the particular country, the government's commitment to private power, the legal and regulatory framework for private investment in utility facilities, the local business support for long-term investment of private capital, the economic viability of the project, the technology and fuel supply, the environmental impact, the currency conversion and repatriation and the potential for future partial sales of the investment interest to other investors. Before any company in the Group can invest in a foreign country, the Board of Directors must approve that country for investments by Columbia Energy Group.

         Once a preliminary decision is made to move forward with a given project, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular projects and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of Columbia or the relevant subsidiary with functional oversight of the relevant risk factor subject matter.

         Each project is subject to increasing levels of management review. Depending upon the amount of Columbia's projected financial exposure in a particular project, the proposed investment must be approved successively by the entire executive management group of the relevant subsidiary, the board of directors of that subsidiary, the Columbia Executive Committee, the Finance Committee of Columbia's board of directors, and ultimately the board itself.


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          Significantly, the final project review process, in many cases, is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. Project debt documents customarily require the establishment of plant overhaul or utility system maintenance, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies. Columbia's ability to arrange non-recourse financing for its independent power projects is evidence of the success of the review process outlined above.

         (2)      Risk Mitigation

         Columbia carefully evaluates the potential risks of an independent power project or foreign utility company before the Group's funds are committed.

                  (a) Operating Risks. Columbia Electric has focused its development efforts on gas-fired projects, thereby bringing to the table the expertise the Group possesses in fuel management and other "up-stream" activities. Due diligence with respect to operating assumptions is carried out by Group engineers with experience in the technology being evaluated and by outside technical consultants. With the advent of merchant plants, it is possible that some of the risks of changes in the price of fuel will be born by the power producer, rather than passed through to the purchaser of electricity.(3) In this regard, Columbia's expertise in gas marketing offers significant advantages. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance.

                  (b) Construction Risks. Construction risks are commonly addressed under fixed-price contracts with milestones and performance guarantees, backed by appropriate liquidated damages provisions. The creditworthiness and track record of the construction contractor is a key consideration in this regard. In those matters in which Columbia Electric or another Columbia subsidiary (hereinafter, collectively referred to as "Columbia Electric") serves as the general construction contractor, provision can be made, in the form of pre-negotiated cost and damage clauses from sub-contractors including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.

                  (c) Commercial Risks. In the past, many independent power projects have relied upon the "off-take" commitment of a single power purchaser, normally the local utility company, to eliminate all or substantially all of the risk of variation in revenues. With the move toward open access and merchant power plants, long-term off-take contracts are not always available, and electricity prices may be determined by

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(3)      The problem would arise if, for example, the price of gas were to increase after Columbia Electric entered into a long-term, fixed-price power sales agreement with an industrial customer.


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supply and demand. Indeed, in competitive markets outside the United States, such contracts are the exception, rather than the rule. Before committing to a project, therefore, Columbia Electric conducts extensive investigations to ensure the viability of long-term demand, and seeks projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus providing that the project will be a competitive supplier.

                  (d) Financial Risks. Columbia addresses the financial risks of its projects in a number of ways. First and foremost, Columbia seeks to obtain the maximum amount of permanent financing that is available for such projects at a reasonable cost and for which there is no recourse, directly or indirectly, to Columbia. The non-recourse debt of each project thus is secured solely by the assets and revenues of that project, and creditors have no ability to seek repayment from Columbia or any of its public-utility company subsidiaries. This method of financing is intended to limit Columbia's exposure to the amount of its equity commitment to a given project and so ensure that the Group operating companies and their customers do not bear the risk of a project's failure or financial distress. From time to time, Columbia may provide guarantees in connection with the projects. Such financial support, however, will be carefully monitored and treated as part of Columbia's aggregate investment as defined in Rule 53 in the event the project is an EWG or FUCO, or other applicable limit.

                  (e) Foreign Currency Exchange Risk. In connection with foreign projects, there are several ways in which Columbia would address the foreign currency exchange risk element, depending on the status of the host country of a foreign project. In countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from a project may be payable in hard currency (almost invariably U.S. dollars). Back-up guarantees or other undertakings by the central government may be available to ensure that the U.S. dollar payments due under an off-take contract are actually made available by the central bank or the ministry of finance. In other cases, the non-recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.

                  (f) Legal Risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.

         In addition to the specific risks mentioned above, investment outside of the United States can entail country-specific risks related to political or economic performance. In this regard, it is contemplated that, at the outset of development work in a foreign country, Columbia will seek local partners who are experienced in doing business in the


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host country. Local partners are a very important element in reducing the risk of future expropriation or unfair regulatory treatment. Another mitigating factor is the participation of official or multilateral agencies in a project. When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm a project's viability.

         Most political risk can be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even "creeping" nationalization brought about by punitive regulation. Columbia will analyze the perceived risk and its costs and compare that with the cost of obtaining such insurance and, when such costs associated with such risks exceed the costs of insurance coverage therefor, Columbia plans to procure such insurance.

         Columbia shall not seek recovery through higher rates to its domestic utility customers to compensate it for any possible loss that it might sustain by reason of the proposed investments in EWGs and FUCOs. Further, Columbia has undertaken to apply to the state regulators, which have jurisdiction over the retail rates of the Group's public-utility subsidiary companies, to solicit their views with respect to the requested increase in EWG and FUCO financing authority. Columbia's indirect investments in EWGs and FUCOs will not in any way diminish the ability of the various State commissions to protect the interests of consumers in their respective states.

         C.       Proposed Increase in Financing Authority

         For the reasons stated above, Columbia hereby requests that the Commission exempt it from the requirements of Rule 53(a)(1) under the 1935 Act so that Columbia can, directly or indirectly, invest an amount equal to its consolidated retained earnings in EWGs and FUCOs.

         Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) of Rule 53 must "affirmatively demonstrate" that such proposal:

                  (a) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

                  (b) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.


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The Commission has performed an analysis of the requirements of Rule 53(c) with respect to application-declarations filed by The Southern Company, Central and South West Corporation, GPU, Inc., Cinergy Corp., American Electric Power Company and New Century Energies, Inc. In each of those matters, the applicant sought relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in an amount equal to the applicant's consolidated retained earnings. The Commission found that the applicants in each matter had demonstrated successfully, through the use of certain financial indicators, that investing in EWGs and FUCOs in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of the holding company system. A comparison with Columbia of those financial indicators used by those applicants, considering the size and market position of Columbia relative to those applicants, demonstrates that the financial integrity of the Columbia Group is substantially similar to the financial integrity of the applicants in matters in which the Commission has previously granted exceptions to the 50% requirement of Rule 53.

         Columbia addresses each of the requirements of Rule 53(c) as follows:

         (1) The use of proceeds from the issuance of debt and equity securities of Columbia to make investments in EWGs (as well as in FUCOs), and the issuance of, or provision for, guarantees in connection therewith by Columbia, in amounts of up to Columbia's consolidated retained earnings will not have a "substantial adverse impact" on the financial integrity of the Group. The lack of any "substantial adverse impact" on the Group's financial integrity as a result of the proposed investments in EWGs and FUCOs can be demonstrated in several ways, including by analyses of historic trends in Columbia's consolidated capitalization ratios and retained earnings and the market view of Columbia's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and guarantees by Columbia to finance investments in EWGs and FUCOs in excess of the limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the Columbia Group.

         Briefly stated, Columbia has a low-cost core natural gas transmission and distribution business and is developing other diversified businesses that will provide benefits to its core utility business, as well as enhance the potential for substantial long-term earnings growth. Columbia's consolidated capitalization and interest coverage ratios are within industry ranges for BBB+ and A rated companies. Finally, the market's assessment of Columbia's prospect for future growth and earnings compares favorably to other gas utility companies.

         (a) Aggregate investment in amounts up to 100% of Columbia's consolidated retained earnings, which was $550.9 million as of June 30, 1999, would still represent a relatively small commitment of capital for a company the size of Columbia, based on various key financial ratios. For example, investments of this amount would be equal to only 13.7% of Columbia's total capitalization (approximately $4 billion), 7.6% of total consolidated assets (approximately $7 billion), and 10.6% of the market value of


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Columbia's outstanding common stock ($5.2 billion as of June 30, 1999). Such percentages are lower than those of Southern as of December 31, 1995 (16.3%, 11.0% and 20.4%, respectively) and those of CSW as of June 30, 1995 (23%, 14% and 31%, respectively) described by the Commission in their respective Orders as "a relatively small commitment of capital." Southern Co., Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation, Holding Co. Act Release No. 26653 (Jan. 24. 1997). See also GPU, Inc., Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy Corp., Holding Co. Act Release No. 26848 (March 23, 1998); American Electric Power Company, Holding Co. Act Release No. 26864 (April 27, 1998); New Century Energies, Inc., Holding Co. Act Release No. 29682 (Feb. 26, 1999).

         (b) Columbia's consolidated retained earnings have grown by nearly 800 percent since Columbia emerged from bankruptcy. Since December 31, 1995, Columbia's consolidated retained earnings have grown from $69.8 million to $550.9 million, an increase of $481.1 million.

         (c) The market's assessment of Columbia's future growth and earnings also compares favorably to other gas utility issuers. In 1998, Moody's Investors Service, Inc. ("Moody's") and Fitch Investors Service ("Fitch") each upgraded their ratings of Columbia's long-term debt to A3 and A, respectively. Columbia's long-term debt rating is BBB+ by Standard and Poor's Ratings Group ("S&P"). Columbia's commercial paper ratings are F-1 by Fitch, P-2 by Moody's and A-2 by S&P.

         (d) None of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any Columbia associate company in which a plan of reorganization has not been confirmed; (2) the average consolidated retained earnings for the four most recent quarterly periods has not decreased by 10 percent from the average for the previous four quarterly periods; and (3) Columbia has never reported an "operating loss" attributable to investments in EWGs and FUCOs.

         The Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to Be Disposed Of" (SFAS 121) requires that certain assets be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Columbia currently has no assets impaired pursuant to SFAS 121. Since Columbia owns no EWGs or FUCOs, no assets with respect to any EWGs or FUCOs currently owned (directly or indirectly) by Columbia are expected to be impaired pursuant to SFAS 121, nor has any associate EWG or FUCO ever defaulted under the terms of any financing document. Columbia undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the authorization period.

         (e) Numerous financial indicators show the financial strength of Columbia. For example, Columbia's earnings per share and return on equity were $3.23 and 14.2%, respectively, for the year ended 1998.


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         (2) The proposed increased use of financing proceeds to invest in EWGs and FUCOs will not have an "adverse impact" on any of Columbia's public-utility companies, their respective customers, or on the ability of the five State commissions having jurisdiction over one or more such utility subsidiaries to protect such public utility companies or such customers.

         The conclusion that the Group's public-utility companies and their customers will not be adversely impacted by increased levels of investment in EWGs and/or FUCOs is supported by internal estimates of the projected need for equity capital from Columbia for the next five years; continuing compliance with other applicable requirements of Rule 53(a); and the proven effectiveness of State commission oversight, together with the affirmation by the State commissions of Kentucky, Maryland, Ohio, Pennsylvania, and Virginia that they have authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective states from any adverse impact. In addition,

         (a) All of Columbia's investments in EWGs and FUCOs will be segregated from the Group's public-utility companies. The utilities are, and are currently expected in the future to remain, insulated from the direct effects of investments by Columbia in EWGs and FUCOs. No Group utility owes indebtedness or has extended credit or sold or pledged its assets directly or indirectly to any EWG or FUCO in which Columbia owns any interest, no Group utility intends to do so in the future, and any losses that may be incurred by such projects would have no effect on domestic rates of any Group utility. In this regard, as previously noted, Columbia represents that it will not seek recovery through higher rates to the Group's utility customers in order to compensate Columbia for any possible losses that it may sustain on investments in EWGs or FUCOs, or for any inadequate returns on such investments. Further, Section 33(f) generally prohibits state-regulated public utility companies from financing investments in FUCOs, and Section 33(g) prohibits outright any pledge or encumbrance of utility assets by a state-regulated public utility company for the benefit of any associate FUCO.

         (b) Investments in EWGs and FUCOs will not have any negative impact on the Group utilities' ability to fund operations and growth. Gas registered systems such as Columbia historically have financed their utility operation at the parent level. The Group's five-year projections do not contemplate any extraordinary capital requirements on the part of utility subsidiary companies.

         (c) Columbia will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of Group utility employees in connection with providing services to EWGs and FUCOs. An increase in the permissible level of investment in EWGs and FUCOs is not anticipated to have any impact on utilization of Group utility employees. The Group utilities have not increased and will not increase staffing levels to support the operations of EWGs and FUCOs. It is contemplated that project development, management and home office support functions for the projects will be largely performed by Columbia Energy Group Service Corporation, and by outside consultants (e.g.,


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engineers, investment advisors, accountants and attorneys) engaged by Columbia
Electric. Accordingly, the need for the support of personnel provided by the Group utilities is expected to be modest.

         (d) Columbia believes that the five State commissions of Kentucky, Maryland, Ohio, Pennsylvania, and Virginia having jurisdiction over the Group's public-utility companies are able to protect utility customers within their respective states. To provide the Commission with added assurances, representatives of Columbia have contacted each of the affected state commissions and requested them to provide the Commission with letters certifying that the state commission has jurisdiction over the respective Group public-utility companies and that the state commission will protect ratepayers from any adverse effect or costs that might result from Columbia's investments in EWGs and FUCOs.

         Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiary other than with respect to EWGs or FUCOs, shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company System if the provisions of Rule 53(a), (b) and (c) are satisfied. If the transactions contemplated hereby are consummated and Columbia's aggregate investment in EWGs and FUCOs exceeds 50 percent of its consolidated retained earnings, the provisions of Rule 53(a) will not be satisfied. Columbia has included in this Application-Declaration certain reporting requirements that are intended to enable the Commission to monitor the impact of the transactions for which authority is sought hereby. Columbia believes that such reporting requirements will assist the Commission in its determinations concerning the effect of EWGs and FUCOs on other transactions for which Columbia will require authorization:

         Columbia will file certificates under rule 24 within 60 days after the end of each calendar quarter, beginning with the quarter ending December 31, 1999, providing:

         a. a computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of Columbia's aggregate investment in EWGs and FUCOs ("Exempt Entities");

         b. a statement of this aggregate investment as a percentage of the following: total capitalization, net utility plant, total consolidated assets, market value of common equity and retained earnings, all as of the end of that quarter;

         c. consolidated capitalization ratios as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the Exempt Entities, to the extent normally consolidated under applicable financial reporting rules;

         d. market-to-book ratio of Columbia's common stock at the end of the quarter;


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         e. analysis of the growth in consolidated retained earnings which segregates total earnings growth attributable to Exempt Entities from that attributable to other subsidiaries of Columbia; and

         f. a statement of revenues and net income for each of the Exempt Entities for the three months ending as of the end of that quarter.

                                  *  *  *  *  *

         (b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate or affiliate of the applicant or declarant company or any affiliate of any such associate company.

         See Item 1(a).

         (c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

         See Item 1(a).

         (d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.

         See Item 1(a).

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

Legal fees in connection with the preparation of
the Application-Declaration ...................................          $10,000
                                                                         -------

         (b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

         Legal services in connection with the subject application-declaration have been rendered by the Columbia Energy Group Service Corporation at cost.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

         (a) State the section of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

         Sections 6 and 7 of the Act, and Rule 53 thereunder are applicable to the requested expansion of Columbia's financing authority.

         Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the 1935 Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. Giving effect to the proposals contained herein, Columbia will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since Columbia is proposing herein that Columbia's aggregate investment may exceed 50% of Columbia's consolidated retained earnings. None of the conditions specified in Rule 53(b) is or will be applicable.

         (b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transaction, and the reasons why it is or will become such an affiliate.

         Not applicable.

ITEM 4.  REGULATORY APPROVAL

         (a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the U. S. Securities and Exchange Commission) over the proposed transaction.

         The proposed transactions are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission. The Group has, however, requested letters from each of its State regulators in connection with the proposed increase in financing authority for investments in EWGs and FUCOs.

         (b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

         Not applicable.

ITEM 5.  PROCEDURE

         (a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

         It is requested that the Commission issue its notice by December 31, 1999, and its order on or before February 15, 2000.

         (b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

         Columbia hereby (i) waives a recommended decision by a hearing officer,
(ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

         (a) Exhibits

         A Letter of the Kentucky Public Service Commission (to be filed by amendment)

         B Letter of the Maryland Public Service Commission

         C Letter of the Public Utilities Commission of Ohio (to be filed by amendment)

         D Letter of the Pennsylvania Public Utility Commission

         E Letter of the Virginia State Corporation Commission (to be filed by amendment)

         F Opinion of Counsel (to be filed by amendment)

         G Proposed Notice

         (b) Financial Statements

         Columbia Consolidated Financial Statements as of December 31, 1998 (incorporated by reference to the Annual Report on Form 10-K of Columbia for the fiscal year ended December 31, 1998).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act [42 U.S.C. 4232(2)(C)]. If the response to this term is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.

         The proposed transactions subject to the jurisdiction of this Commission have no environmental impact in and of themselves.

         (b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.

         No federal agency has prepared or, to Columbia's knowledge, is preparing an EIS with respect to the proposed transaction.



                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.


                                    COLUMBIA ENERGY GROUP

DATE: November 4, 1999              by: /s/ M. W. O'Donnell
                                        --------------------------------------
                                        M. W. O'Donnell, Senior Vice President
                                        & Chief Financial Officer

EXHIBIT  B

                                STATE OF MARYLAND
Commissioners                         [SEAL]                 BRYAN G. MOORHOUSE
                                                             GENERAL COUNSEL

GLENN F. IVEY                                                DANIEL P. GAHAGAN
CHAIRMAN                                                     EXECUTIVE SECRETARY

CLAUDE M. LIGON                                              GREGORY V. CARMEAN
E. MASON HENDRICKSON                                         EXECUTIVE DIRECTOR
SUSANNE BROGAN
GERALD L.  THORPE

                            PUBLIC SERVICE COMMISSION

                          WILLIAM DONALD SCHAEFER TOWER
                                6 ST. PAUL STREET
                         BALTIMORE, MARYLAND 21202-6806
                                 (410) 767-8000
                            FAX NUMBER (410) 333-6495

#34, 6/24/98AM; ML#62034; S-345

                                                     June 26, 1998

Francis X. Wright, Esq.
Eastwick Rose & Wright
201 North Charles Street, Suite 2100
Baltimore, Maryland  21201

Dear Mr. Wright:

         This is to advise you that the Commission has reviewed the request filed on May 27, 1998 by Columbia Gas of Maryland, Inc. and Columbia Energy Group ("CEG"). The Company and its parent CEG request that the Commission issue the certification required by Section 33(a)(2) of the Public Utility Holding Company Act of 1935 ("PUHCA") to the Securities & Exchange Commission ("SEC").

         After considering this matter at the June 24, 1998 Administrative Meeting, the Commission agreed to issue the requested certification to the SEC. For your convenience enclosed is a copy of the letter to the SEC. Additionally, the Company and CEG must provide the Commission all necessary information related to its actual foreign utility company or exempt wholesale generator investment within a reasonable period of time from the time of such investment.

                                   By Direction of the Commission,


                                   Donald P. Eveleth
                                   Acting Executive Secretary

jrb
Enclosure

EXHIBIT  D
[SEAL]

                          COMMONWEALTH OF PENNSYLVANIA
                     PENNSYLVANIA PUBLIC UTILITY COMMISSION
                    P.O. BOX 3265, HARRISBURG, PA 17105-3265

                                                                 IN REPLY PLEASE
                                                               REFER TO OUR FILE


                               September 25, 1998


Mr. Jonathan G. Katz, Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

                  RE: Pennsylvania Public Utility Commission Certification Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935

Dear Mr. Katz:

         Columbia Gas of Pennsylvania, Inc. is a public utility within the definition of the Pennsylvania Public Utility Code, 66 Pa. C.S. Section 101 et seq., and is subject to the jurisdiction of this Commission. Columbia Gas of Pa. is a subsidiary of Columbia Energy Group, a registered holding company under the Public Utility Holding Company Act of 1935. With regard to investments in exempt wholesale generators and foreign utility companies made by Columbia Energy Group and/or its affiliates, this letter will serve to confirm that this Commission has the authority and the resources to protect ratepayers subject to our jurisdiction and intends to so exercise that authority in the public interest.

         This certification is applicable to all exempt wholesale generators and foreign utility companies in which Columbia Energy Group or its subsidiaries may seek to acquire an interest. This certification is subject to revision or withdrawal by this Commission prospectively as to any future acquisitions.

                                            BY THE COMMISSION,



                                            James McNulty
                                            Secretary

EXHIBIT G

SECURITIES AND EXCHANGE COMMISSION

(Release No.               )

____________________, 1999

         Columbia Energy Group ("Columbia"), 13880 Dulles Corner Lane, Herndon, VA 20171, a Delaware Corporation, and a holding company registered with the U.
S. Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act" or Act"), has filed an application seeking authority to invest in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), subject to the limitation that Columbia's "aggregate investment" in EWG's and FUCO's not exceed an amount equal to 100% of Columbia's "consolidated retained earnings," as those terms are defined in Rule 53.

         The filing and amendments thereto are available for public inspection through the commission's Office of Public Reference. Interested persons wishing
to comment or request a hearing should submit their views in writing by       ,
to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants-declarants at the address specified above. Proof of service (by affidavit or, in case of an attorney-at-law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the joint application-declaration, as filed or as it may be amended, may be permitted to become effective.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.




                                Jonathan G. Katz
                                    Secretary